                                                         Filed by: NiSource Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Columbia Energy Group
                                       Registration Statement File No: 333-33896

     On September 11, 2000, NiSource mailed to Columbia Energy Group shareholders materials by which Columbia shareholders may elect to receive stock of New NiSource as consideration in the merger of the two companies. The text of the stock election materials is set forth below.


                        TEXT OF STOCK ELECTION MATERIALS
                               SEPTEMBER 11, 2000

[NISOURCE LOGO]                                                  [COLOMBIA LOGO]


                               September 11, 2000

Dear Columbia Shareholders:

       Thank you for your approval and support toward completing the merger between NiSource Inc. and Columbia Energy Group. The combined company will be the leading gas competitor within the key energy corridor between the Gulf Coast and the Northeast. It will be a super-regional energy powerhouse, with over 3.6 million gas and electric customers located primarily in nine states.

       In the merger, you have the opportunity to elect to receive common stock of the newly formed holding company, currently named "New NiSource Inc.," which will own Columbia and NiSource's operating companies after the merger. Elections are subject to certain limitations as outlined in the Joint Proxy Statement/Prospectus dated April 24, 2000. All the documents necessary to complete your election are included in this package. Please review the following documents carefully:

(1) The STOCK ELECTION FORM that enables you to make your stock election and attach the stock certificate(s) representing the shares you wish to exchange for New NiSource shares, which includes a SUBSTITUTE FORM W-9 to certify your taxpayer identification/social security number.

(2) The ELECTION INFORMATION AND INSTRUCTION BOOKLET regarding the election process.

(3) A NOTICE OF GUARANTEED DELIVERY to be used if none of the procedures for delivering your Columbia share certificates can be completed on a timely basis.

(4) The NISOURCE AUTOMATIC DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN ("NISOURCE DRP") INFORMATION BOOKLET (for current Columbia Stockholder Purchase Plan ("Columbia DRP") participants only).

(5) The JOINT PROXY STATEMENT/PROSPECTUS DATED APRIL 24, 2000 (for those Columbia shareholders who became shareholders after the record date for the Columbia special meeting held on June 2, 2000 only).

(6) A RETURN ENVELOPE for mailing items to the Exchange Agent, ChaseMellon Shareholder Services, L.L.C.

       If you wish to elect New NiSource stock as your consideration in the merger, please complete the Stock Election Form, attach the stock certificate(s) representing the Columbia shares covered by your election or a properly completed Notice of Guaranteed Delivery and deliver these items to ChaseMellon Shareholder Services, L.L.C. This form and your stock certificate(s) or Notice of Guaranteed Delivery must be received no later than the election deadline, which will be 5:00 p.m., New York City time, on the second business day before the effective time of the merger. Although we have not yet determined the effective time and the election deadline, we currently anticipate that the effective time of the merger will occur in late October 2000. Once we have determined the effective time and the election deadline, we will announce those dates in a press release, on our web sites at www.nisource.com and www.columbiaenergygroup.com and in a filing with the Securities and Exchange Commission. You may also obtain up-to-date information regarding the election deadline by calling the Exchange Agent at 1-800-685-4258.

       ONCE WE DETERMINE THE EFFECTIVE TIME AND THE ELECTION DEADLINE, THERE WILL BE ONLY A BRIEF PERIOD OF TIME FOR YOU TO DELIVER YOUR STOCK ELECTION FORM AND YOUR SHARE CERTIFICATES. IF YOU WISH TO ELECT STOCK IN THE MERGER, WE ENCOURAGE YOU TO SUBMIT YOUR STOCK ELECTION FORM AND COLUMBIA SHARE CERTIFICATES PROMPTLY. IF YOU FAIL TO MAKE A PROPER ELECTION BY THE ELECTION DEADLINE FOR ANY OF YOUR COLUMBIA SHARES, YOU WILL RECEIVE CASH AND NEW NISOURCE SAILS, WHICH ARE UNITS CONSISTING OF A ZERO COUPON DEBT SECURITY AND A FORWARD EQUITY CONTRACT, IN EXCHANGE FOR THOSE COLUMBIA SHARES. YOU SHOULD NOTE THAT IF YOU VALIDLY ELECT STOCK, THE NUMBER OF NEW NISOURCE SHARES THAT YOU RECEIVE (SUBJECT TO PRORATION AND OTHER LIMITATIONS) AND THE MARKET VALUE OF THOSE SHARES WILL DEPEND ON THE AVERAGE CLOSING PRICE OF NISOURCE SHARES DURING THE 30 TRADING DAYS IMMEDIATELY PRECEDING THE SECOND TRADING DAY PRIOR TO COMPLETION OF THE MERGER. AS A RESULT, THE NUMBER AND THE MARKET VALUE OF THOSE SHARES WILL NOT BE KNOWN UNTIL THE DATE OF THE MERGER.

       You can find additional information on the merger and related transactions in the Joint Proxy Statement/Prospectus dated April 24, 2000 delivered to shareholders of both companies in April of this year, as well as in the enclosed Stock Election Information and Instruction Booklet. That Booklet explains how you can obtain an additional copy of the Joint Proxy Statement/Prospectus. The information contained in the Joint Proxy Statement/Prospectus speaks as of April 24, 2000 and does not reflect subsequent developments. However, it incorporates by reference subsequent filings each of us has made with the Securities and Exchange Commission. You should rely only on the information contained or expressly incorporated by reference in the Joint Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in that document.

       If you cannot locate your stock certificate(s), contact ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258 for instructions on submitting an affidavit of loss with respect to those missing certificates.

       If you hold shares in the Columbia DRP and you elect to receive New NiSource stock in exchange for your Columbia shares, you will be automatically enrolled in the NiSource DRP, unless you instruct otherwise on the Stock Election Form. Should you become a NiSource DRP participant, the New NiSource shares you receive will be credited to your plan account and appear on your next plan statement, which will be a NiSource DRP statement. If you elect New NiSource stock but instruct that you do not wish to be enrolled in the NiSource DRP, your New NiSource shares will be issued to you in non-certificated direct registration form after the completion of the merger.

       Should you have any questions regarding the forms or the election process, please contact ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258.

NISOURCE INC.                                              COLUMBIA ENERGY GROUP

                              STOCK ELECTION FORM

                                [NISOURCE LOGO]

                          [COLUMBIA ENERGY GROUP LOGO]


RETURN THIS FORM WITH YOUR STOCK CERTIFICATE(S) IN THE ENCLOSED ENVELOPE TO CHASEMELLON SHAREHOLDER SERVICES, L.L.C., ATTN: REORGANIZATION DEPARTMENT, AS INDICATED BELOW:

BY MAIL: POST OFFICE BOX 3343, SOUTH HACKENSACK, NJ  07606
BY HAND: 120 BROADWAY, 13TH FLOOR, NEW YORK, NY 10271
BY OVERNIGHT DELIVERY: 85 CHALLENGER ROAD, MD-REORG, RIDGEFIELD PARK, NJ 07660

DO NOT MAIL THIS ELECTION FORM TO NISOURCE INC. OR COLUMBIA
ENERGY GROUP

DIRECT ANY QUESTIONS TO CHASEMELLON SHAREHOLDER SERVICES,
L.L.C. AT 1-800-685-4258.

--------------------------------------------------------------------------------

1  ABOUT YOU AND YOUR SHARES-- INDICATE ADDRESS CHANGE AS NECESSARY BELOW


                             Columbia Account Number:
                             DESCRIPTION OF SHARES
                             Certificate Number                 Number of Shares

                             Total Certificated Shares

                             Total Columbia Stockholder
                             Purchase Plan Shares

--------------------------------------------------------------------------------

2 STOCK ELECTION AND REQUIRED SIGNATURES (All certificates for shares that are covered by your stock election, except your shares enrolled in a Columbia Stockholder Purchase Plan account, or a properly completed Notice of Guaranteed Delivery, MUST accompany this form

[ ]  1. Exchange ALL my Columbia shares for New NiSource shares

[ ]  2. Exchange ________________ of my Columbia shares for New NiSource shares
                (number of shares)

NOTE: THE BALANCE OF YOUR COLUMBIA SHARES WILL BE EXCHANGED FOR CASH AND NEW NISOURCE SAILS

TOTAL NUMBER OF CERTIFICATED SHARES ENCLOSED: ___________
-------------------------------------------------------------------------------

REQUIRED SIGNATURES - All shareholders must sign below. The shareholder whose Social Security Number or Employer Identification Number appears to the right must sign the W-9 Certification.

X _______________________________________________
Signature of Shareholder               Date

X _______________________________________________
Signature of Shareholder               Date
(if joint account)

(      )
_________________________________________________
Daytime Phone Number, including Area Code
-------------------------------------------------------------------------------

SOCIAL SECURITY NUMBER OR EMPLOYER IDENTIFICATION NUMBER:

W-9 CERTIFICATION - I certify under penalties of perjury that the number shown above is my correct Taxpayer Identification Number (TIN), that I have entered the correct TIN or that I am waiting for a TIN to be issued to me and I am not subject to withholding. If I fail to furnish my correct TIN I may be subject to a penalty by the IRS. Also, such a failure would result in backup withholding of 31% of any payment made to me.

X _____________________________________________________________________________
SIGNATURE OF SHAREHOLDER WHOSE                           DATE
SOCIAL SECURITY NUMBER OR EMPLOYER
IDENTIFICATION NUMBER IS SHOWN IN THIS BOX
-------------------------------------------------------------------------------

COLUMBIA STOCKHOLDER PURCHASE PLAN ("COLUMBIA DRP") PARTICIPANT: If you receive New NiSource shares in exchange for your Columbia DRP shares, you will be enrolled automatically in the New NiSource Automatic Dividend Reinvestment and Share Purchase Plan ("New NiSource DRP") according to your current reinvestment status in the Columbia DRP, unless you check the box below. See the enclosed New NiSource DRP Information Booklet for information about the New NiSource DRP. Check this box [ ] if you want to withdraw from dividend reinvestment.
-------------------------------------------------------------------------------

3  SPECIAL TRANSFER OR PAYMENT INSTRUCTIONS

-------------------------------------------------------------------------------
The shares from the exchange will be issued in the name(s) printed in Section 1 unless you indicate a different name(s) below. If you indicate a different name(s), your signature and a Signature Guarantee are required, and the Substitute Form W-9 on the reverse side must be completed by the new shareholder.

__________________________________________
NAME

__________________________________________
NAME

__________________________________________
ADDRESS

__________________________________________
CITY-STATE-ZIP

X_________________________________________
 AUTHORIZED SIGNATURE(S)

                                 PLACE MEDALLION
                            SIGNATURE GUARANTEE HERE

-------------------------------------------------------------------------------

4  SPECIAL DELIVERY INSTRUCTIONS

Notification of non-certificated direct registration issuance of shares will be mailed to you at the address shown in Section 1 (or the person and address in Section 3, if completed) unless you indicate a different address below:

___________________________________________
NAME

___________________________________________
ADDRESS

___________________________________________
CITY-STATE-ZIP
--------------------------------------------------------------------------------

                    PLEASE SEE THE REVERSE SIDE OF THIS FORM

-------------------------------------------------------------------------------

5  LOST, STOLEN OR DESTROYED CERTIFICATE(S)

--------------------------------------------------------------------------------

If your Columbia stock certificates have been lost, stolen or destroyed, please call ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258 for instructions on obtaining and submitting an affidavit of loss with respect to those certificates.
-------------------------------------------------------------------------------

NOTE: YOU MUST COMPLETE THIS SUBSTITUTE FORM W-9 ONLY IF YOU COMPLETE SECTION 3
      OR SECTION 4 ON THE REVERSE SIDE.

                PAYOR: CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

--------------------------------------------------------------------------------

SUBSTITUTE FORM W-9                                                     GIVE FORM TO THE
DEPARTMENT OF THE TREASURY            REQUEST FOR TAXPAYER              REQUESTER. DO NOT
INTERNAL REVENUE SERVICE      IDENTIFICATION NUMBER AND CERTIFICATION   SEND TO THE IRS.
--------------------------------------------------------------------------------------------------------------------
        Name (if a joint account or you changed your name, see SPECIFIC INSTRUCTIONS on page 26.)

        ------------------------------------------------------------------------------------------------------------
PLEASE  Business name, if different from above.   (See SPECIFIC INSTRUCTIONS on page 26.)

PRINT   ------------------------------------------------------------------------------------------------------------
        Check appropriate box:  [ ] Individual/Sole proprietor   [ ] Corporation  [ ] Partnership  [ ] Other * ......
OR
        ------------------------------------------------------------------------------------------------------------
TYPE    Address (number, street, and apt. or suite no.)                      Requester's name and address (optional)

        ---------------------------------------------------------------------
        City, state, and ZIP code

---------------------------------------------------------------------------------------------------------------------
PART I  TAXPAYER IDENTIFICATION NUMBER (TIN)                                  List account number(s) here (optional)
------------------------------------------------------------------------------

Enter your TIN in the appropriate box. For
individuals, this is your social security number       ----------------------
(SSN).  However, if you are a resident alien or        SOCIAL SECURITY NUMBER
a sole proprietor, see the instructions on page 26.                           PART II   FOR PAYEES EXEMPT FROM BACKUP
For other entities, it is your employer identification                                  WITHHOLDING (SEE THE INSTRUCTIONS
number (EIN).  If you do not have a number, see                                         ON PAGE 27).
HOW TO GET A TIN on page 26.                                    OR
Note: If the account is in more than one name,
see the chart on page 29 for guidelines
on whose number to enter.                              ------------------------------
 .                                                      EMPLOYER IDENTIFICATION NUMBER

---------------------------------------------------------------------------------------------------------------------
PART III       CERTIFICATION
---------------------------------------------------------------------------------------------------------------------

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because:  (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply.  For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.

---------------------------------------------------------------------------------------------------------------------
SIGN
HERE      SIGNATURE                                                                         DATE
---------------------------------------------------------------------------------------------------------------------

[NISOURCE LOGO]                                                  [COLOMBIA LOGO]


                         THE NISOURCE - COLUMBIA MERGER
                            STOCK ELECTION MATERIALS


                           STOCK ELECTION INFORMATION AND
                           INSTRUCTION BOOKLET

                                - Frequently Asked Questions

                                - Instructions for Completing the Stock Election
                                  Form

                                - Instructions for Submitting the Stock Election
                                  Form

                                - Instructions for Completing the Substitute
                                  Form W-9

       NiSource Inc. and Columbia Energy Group are merging. The shareholders of both companies approved the merger in early June. The merger has also received most of the required regulatory approvals, and we anticipate receiving the balance in the near future.

       For a description of the merger and related transactions, you should refer to the Joint Proxy Statement/Prospectus dated April 24, 2000, mailed to shareholders of both companies in April of this year, including the merger agreement attached as an annex. If you no longer have, or did not receive, the Joint Proxy Statement/ Prospectus, you can obtain one by:

       - linking to the companies' web sites at www.nisource.com or www.columbiaenergygroup.com;
       -        calling the Exchange Agent at 1-800-685-4258; or
       -        writing to the Exchange Agent at:
                ChaseMellon Shareholder Services, L.L.C.
                65 Challenger Road
                Ridgefield Park, NJ 07660
                Attn.: Columbia Energy Group, 4th Floor

       As a Columbia shareholder, you may elect to receive stock of the new holding company, currently named "New NiSource Inc.," which will own Columbia and NiSource's operating companies after the merger.

        Your right to elect stock will expire at 5:00 p.m., New York City time, on the second business day before the effective time of the merger. If the Exchange Agent does not receive your proper election by that time, you will receive the cash and SAILS consideration in the merger. This Stock Election Information and Instruction Booklet explains the election process in detail. This Booklet provides answers to frequently asked questions, describes your options and provides information and instructions on how to elect stock in the merger. We urge you to read this Booklet carefully. Then, if you would like to elect stock, promptly complete the enclosed Stock Election Form and send it along with your Columbia stock certificates (or a properly completed Notice of Guaranteed Delivery) to our Exchange Agent, ChaseMellon Shareholder Services, L.L.C., in the envelope provided.

        Although we have not yet determined the effective time and the election deadline, we currently anticipate that the effective time will occur in late October 2000. Once we have determined the effective time and the election deadline, we will announce those dates in a press release, on our web sites at www.nisource.com and www.columbiaenergygroup.com and in a filing with the Securities and Exchange Commission. You may also obtain up-to-date information regarding the election deadline by calling 1-800-685-4258.

        ONCE WE DETERMINE THE EFFECTIVE TIME AND THE ELECTION DEADLINE, THERE WILL BE ONLY A BRIEF PERIOD OF TIME FOR YOU TO DELIVER YOUR STOCK ELECTION FORM AND YOUR STOCK CERTIFICATES (OR A PROPERLY COMPLETED NOTICE OF GUARANTEED DELIVERY). IF YOU WISH TO RECEIVE STOCK IN THE MERGER, WE ENCOURAGE YOU TO SUBMIT YOUR STOCK ELECTION FORM AND COLUMBIA STOCK CERTIFICATES PROMPTLY. YOU SHOULD NOTE THAT IF YOU VALIDLY ELECT STOCK, THE NUMBER OF NEW NISOURCE SHARES THAT YOU RECEIVE (SUBJECT TO PRORATION AND OTHER LIMITATIONS) AND THE MARKET VALUE OF THOSE SHARES WILL DEPEND ON THE AVERAGE CLOSING PRICE OF NISOURCE SHARES DURING THE 30 TRADING DAYS IMMEDIATELY PRECEDING THE SECOND TRADING DAY PRIOR TO COMPLETION OF THE MERGER. AS A RESULT, THE NUMBER AND THE MARKET VALUE OF THOSE SHARES WILL NOT BE KNOWN UNTIL THE DATE OF THE MERGER.

                               TABLE OF CONTENTS

FREQUENTLY ASKED QUESTIONS..................................    1

1.     When will the merger be completed?
2.     What structure will the companies use
       to complete the merger?
3.     What will I receive in exchange for my
       Columbia shares in the merger?
4.     Can I choose whether I receive the
       Cash and SAILS Consideration or the
       Stock Consideration?
5.     Am I guaranteed to receive what I ask
       for on the Stock Election Form?
6.     I have received two sets of Stock
       Election Materials in connection with
       the stock election. Do I need to
       complete both of them?
7.     What are SAILS?
8.     Will I have to pay taxes if my shares
       are exchanged for cash and SAILS?
9.     Will I have to pay taxes if my shares
       are exchanged for New NiSource stock?
10.    Will the New NiSource common shares
       and SAILS be listed on an exchange?
11.    What risks are related to owning the
       New NiSource SAILS?
12.    What risks are related to electing
       shares of New NiSource?
13.    How do I complete the Stock Election
       Form?
14.    When is my Stock Election Form due?
15.    Can I revoke or change my stock
       election if I change my mind?
16.    What happens if I do not send in my
       Stock Election Form?
17.    What happens if I miss the election
       deadline?
18.    If I do not wish to receive any New
       NiSource stock in the merger, do I
       need to do anything now?
19.    Will Columbia stock continue to trade
       until the effective time of the
       merger?
20.    When can I expect to receive my new
       stock and/or my cash and SAILS?
21.    In what form will the New NiSource
       shares be issued?
22.    How do I know if I have stock
       certificates or shares held in the
       Columbia DRP? How many shares do I
       own?
23.    I do not have certificates. I only
       have shares held in the Columbia DRP.
       If I wish to receive stock in the
       merger, do I need to make a stock
       election?
24.    How will my Columbia DRP account be
       treated?
25.    Can I withdraw from dividend
       reinvestment?
26.    Will there be a suspension of Columbia
       DRP activity?
27.    Must I send in my stock certificates
       at this time?
28.    I want to elect New NiSource stock but
       I cannot submit my Columbia stock
       certificates before the election
       deadline. Can I still elect stock?
29.    What if I cannot locate my stock
       certificates?
30.    How should I send in my signed
       documents and stock certificates?
31.    Are there any fees associated with the
       exchange?
32.    How do I change my address?
33.    What do I do if:
       -  I want to change the name on my
          account?
       -  I want my shares delivered to
          someone else?
       -  the owner or co-owner is deceased?
34.    Who do I call if I have additional
       questions or need more information?

INSTRUCTIONS FOR COMPLETING THE STOCK ELECTION FORM.........   13
INSTRUCTIONS FOR SUBMITTING THE STOCK ELECTION FORM.........   23
INSTRUCTIONS FOR COMPLETING THE SUBSTITUTE FORM W-9.........   25

                                        1
                                     ------

                           FREQUENTLY ASKED QUESTIONS

1
----------------------------------------------------

WHEN WILL THE MERGER BE COMPLETED?

We have not yet scheduled a closing date, but we currently anticipate that the merger will become effective in late October 2000. The shareholders of both companies approved the merger in early June. The merger has also received most of the required regulatory approvals, and we anticipate receiving the balance in the near future.

2
----------------------------------------------------

WHAT STRUCTURE WILL THE COMPANIES USE TO COMPLETE THE MERGER?

Because the shareholders of both corporations approved the merger, it will be completed using the structure referred to as the "holding company structure" in the Joint Proxy Statement/Prospectus. As a result, Columbia will become wholly owned by New NiSource, which will change its name to "NiSource Inc."

3
----------------------------------------------------

WHAT WILL I RECEIVE IN EXCHANGE FOR MY COLUMBIA SHARES IN THE MERGER?

Upon completion of the merger, each Columbia common share, except those subject to validly exercised appraisal rights, will be converted into the right to receive either:

-  THE CASH AND SAILS CONSIDERATION, consisting of:

    -  $70 in cash; and

    - $2.60 stated amount of a New NiSource SAILS(SM)*, which is a unit consisting of a zero coupon debt security and a forward equity contract; or

- THE STOCK CONSIDERATION, consisting of the number of New NiSource common shares equal to $74 divided by the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to completion of the merger, but not more than 4.4848 shares. Therefore, if the average price is less than $16.50, the aggregate market value of the shares received, measured on the same basis, will be less than $74 per Columbia common share.

4
----------------------------------------------------

CAN I CHOOSE WHETHER I RECEIVE THE CASH AND SAILS CONSIDERATION OR THE STOCK CONSIDERATION?

Yes. You may elect to receive New NiSource stock for all or a portion of

------------------------------------

 *"SAILS(SM)" and "Stock Appreciation Income Linked Securities(SM)" are service marks of Credit Suisse First Boston Corporation.

                                        2
                                     ------

                           FREQUENTLY ASKED QUESTIONS

your Columbia shares, or you may choose not to elect stock for any of your shares.

You may only make a stock election by completing and delivering the enclosed Stock Election Form along with your Columbia stock certificates or a properly completed Notice of Guaranteed Delivery.

NOTE: IF YOU DO NOT COMPLETE AND TIMELY DELIVER A VALID STOCK ELECTION FORM ALONG WITH YOUR COLUMBIA STOCK CERTIFICATES OR A PROPERLY COMPLETED NOTICE OF GUARANTEED DELIVERY, YOU WILL RECEIVE CASH AND SAILS IN EXCHANGE FOR ALL YOUR COLUMBIA SHARES.

For more information on completing the Stock Election Form, please refer to Questions 13-17 and 27-30 below, as well as the detailed instructions for completing the Stock Election Form beginning on page 13 of this Booklet.

5
----------------------------------------------------

AM I GUARANTEED TO RECEIVE WHAT I ASK FOR ON THE STOCK ELECTION FORM?

No.

- If Columbia shareholders elect stock for more than 30% of the total outstanding Columbia common shares, the number of Columbia shares converted into New NiSource shares will be prorated. In that case, even if you make a valid stock election, only a portion of your Columbia shares will be exchanged for stock, and the rest will be exchanged for cash and New NiSource SAILS.

- Additionally, unless Columbia shareholders elect stock for at least 10% of Columbia's outstanding shares, all Columbia shareholders will receive the cash and SAILS consideration. In that case, even if you make a valid stock election, you will receive cash and SAILS in exchange for all your Columbia shares and will receive no New NiSource shares.

- Finally, instead of issuing fractional shares, New NiSource will pay cash based on the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to the completion of the merger.

6
----------------------------------------------------

I HAVE RECEIVED TWO SETS OF STOCK ELECTION MATERIALS IN CONNECTION WITH THE STOCK ELECTION. DO I NEED TO COMPLETE BOTH OF THEM?

Yes. If you received two sets of Stock Election Materials, this indicates that, in addition to owning Columbia shares directly or participating in the Columbia Stockholder Purchase Plan, which we refer to as the Columbia DRP, you also own Columbia shares through a third party, such as a broker or the administrator of an

                                        3
                                     ------

                           FREQUENTLY ASKED QUESTIONS

Employee Savings Plan. Each set of Stock Election Materials is specific to the manner in which you own your Columbia shares. Failure to complete one of the Stock Election Forms means that no stock election will be made with respect to the shares to which that form applies, and you will receive the cash and SAILS consideration in exchange for those shares.

7
----------------------------------------------------

WHAT ARE SAILS?

Each SAILS is a unit consisting of a share purchase contract and a debenture. The share purchase contract represents your obligation to purchase common shares on the fourth anniversary of completion of the merger, and the debenture is pledged to secure that obligation. The terms of the SAILS are described in greater detail in the Joint Proxy Statement/Prospectus beginning on page 106.

SHARE PURCHASE CONTRACT
Under the share purchase contract, you will receive for each SAILS, on the fourth anniversary of the completion of the merger, the following number of New NiSource common shares:

- if the average closing price of the common shares on the New York Stock Exchange over a 30-day period before the fourth anniversary equals or exceeds $23.10, you will receive 0.1126 of a common share;

- if the average closing price is less than $23.10 but greater than $16.50, you will receive a number of common shares equal to $2.60 divided by the average closing price; and

- if the average closing price is less than or equal to $16.50, you will receive 0.1576 of a common share.

The number of New NiSource common shares you will receive will be subject to anti-dilution adjustments. Because the combined company will issue only whole shares upon settlement of the share purchase contract, you will receive the value of any fractional share in cash.

                                        4
                                     ------

                           FREQUENTLY ASKED QUESTIONS

DEBENTURE
The debenture that is initially part of each New NiSource SAILS will have a stated amount of $2.60. The debenture will not pay interest for the first four years after the merger.

SETTLEMENT OF PURCHASE CONTRACT; REMARKETING OF DEBENTURE
Unless you choose to make a cash payment of $2.60 to settle your purchase contract, at the fourth anniversary of the completion of the merger, your debenture that is pledged as collateral will be remarketed, your obligation to purchase will be fully satisfied, you will not need to pay any additional amount, and you will receive the common shares.

LIMITED VOTING RIGHTS OF THE SAILS
As a holder of SAILS, your only voting rights will be with respect to the modification of the purchase contracts or the debentures. You will not have any voting or other rights with respect to the common shares until you purchase them.

BOOK ENTRY ISSUANCE OF SAILS
You will not be entitled to receive certificates representing the SAILS. Both the SAILS and any debentures that are separately traded will be issued only in book-entry form through The Depository Trust Company. For more information on book-entry issuance of the SAILS, please refer to pages 109-110 of the Joint Proxy Statement/Prospectus.

8
----------------------------------------------------
WILL I HAVE TO PAY TAXES IF MY SHARES ARE EXCHANGED FOR CASH AND SAILS?

In most cases, an exchange for cash and SAILS will be treated as a taxable sale of your Columbia stock. If you receive SAILS, you also will be required to include in gross income your allocable share of the original issue discount that accrues with respect to the debentures included in your SAILS, even though you will receive no cash payment. We will not be able to determine the amount that you will have to include as taxable income until the SAILS are publicly traded after the merger. The tax consequences to you of the merger and of your ownership of SAILS will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your Columbia shares for cash and SAILS. You should also refer to the description of tax consequences beginning on page 87 of the Joint Proxy Statement/Prospectus.

9
----------------------------------------------------

WILL I HAVE TO PAY TAXES IF MY SHARES ARE EXCHANGED FOR NEW NISOURCE STOCK?

The exchange of Columbia shares for New NiSource shares will generally not result in a taxable gain or loss, except for cash received instead of

                                        5
                                     ------

                           FREQUENTLY ASKED QUESTIONS

fractional shares. (Of course, if you sell the New NiSource shares at a later date, it may result in a taxable gain or loss.) Because individual circumstances may differ, you should consult your tax advisor to determine the tax effect the exchange will have on you. You should also refer to the description of tax consequences beginning on page 87 of the Joint Proxy Statement/Prospectus.

10
----------------------------------------------------

WILL THE NEW NISOURCE COMMON SHARES AND SAILS BE LISTED ON AN EXCHANGE?

The New NiSource common shares and the SAILS have been approved for listing on the New York Stock Exchange. Upon completion of the merger, the existing NiSource common shares and the Columbia common shares will cease to be listed on any exchange.

11
----------------------------------------------------

WHAT RISKS ARE RELATED TO OWNING THE NEW NISOURCE SAILS?

The Joint Proxy Statement/ Prospectus sets forth on pages 25-26 a number of risks associated with the New NiSource SAILS, including the following:

- The SAILS pay no interest, but holders of SAILS will be taxed as if they had received interest payments.

- The number of common shares received upon settlement of a SAILS will depend on New NiSource's future common share price; SAILS holders will bear the risk of a lower equity value.

- The number of common shares issuable upon settlement of a SAILS will be adjusted only for specified transactions.

-  SAILS holders have no shareholder rights.

-  The trading market for the SAILS is subject to uncertainties.

-  The SAILS do not contain certain restrictive covenants.

Most of the risks identified below in the response to question 12 also apply to owning the SAILS.

12
----------------------------------------------------

WHAT RISKS ARE RELATED TO ELECTING SHARES OF NEW NISOURCE?

The Joint Proxy Statement/ Prospectus sets forth a number of risks associated with electing shares of the combined company, including the following:

- We may not be able to obtain required regulatory approvals in a timely manner or on satisfactory terms.

-  The combined company will be significantly more leveraged.

                                        6
                                     ------

                           FREQUENTLY ASKED QUESTIONS

- New NiSource may not be able to sell assets or equity on a timely basis and on favorable terms.

- Columbia will be required to dispose of interests in four qualifying facilities.

- We may not achieve the expected cost savings, revenue enhancements and other benefits of the merger.

- New NiSource will become subject to additional regulation following the merger.

-  Competitive and regulatory conditions.

- The number and value of New NiSource common shares issued to Columbia holders who elect stock will vary depending on the NiSource stock price prior to completion of the merger.

-  The market price for the New NiSource common shares is uncertain.

We urge you to refer to pages 19-25 of the Joint Proxy Statement/ Prospectus for a description of these risks.

13
----------------------------------------------------

HOW DO I COMPLETE THE STOCK ELECTION FORM?

The Stock Election Form is divided into five sections. There are corresponding instructions for completing each of these sections beginning on page 13 of this Booklet.

Unless you are a Columbia DRP participant who is electing stock with respect to your shares held in the Columbia DRP, you must submit with the Stock Election Form your certificates for the shares of Columbia common stock you are electing to exchange for shares of New NiSource common stock or a properly completed Notice of Guaranteed Delivery. If you do not timely return your Columbia stock certificates or a properly completed Notice of Guaranteed Delivery with the Stock Election Form or if you do not properly complete the Stock Election Form, your election will be invalid and you will not receive New NiSource shares.

RETURN YOUR STOCK CERTIFICATES ALONG WITH THE STOCK ELECTION FORM IN THE ENCLOSED ENVELOPE. DO NOT SIGN THE CERTIFICATES.

14
----------------------------------------------------

WHEN IS MY STOCK ELECTION FORM DUE?

In order to elect New NiSource stock in the merger, the Exchange Agent, ChaseMellon Shareholder Services, L.L.C., must receive your Stock Election Form and your Columbia stock certificates or Notice of Guaranteed Delivery no later than 5:00 p.m., New York City time, on the second business day before the

                                        7
                                     ------

                           FREQUENTLY ASKED QUESTIONS

effective time of the merger. Although we have not yet determined the effective time and the election deadline, we currently anticipate that the effective time of the merger will occur in late October 2000. Once we have determined the effective time and the election deadline, we will announce those dates in a press release, on our web sites at www.nisource.com and www.columbiaenergygroup.com and in a filing with the Securities and Exchange Commission. You may also obtain up-to-date information regarding the election deadline by calling ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258.

NOTE: ONCE WE DETERMINE THE EFFECTIVE TIME AND THE ELECTION DEADLINE, THERE WILL BE ONLY A BRIEF PERIOD OF TIME FOR YOU TO DELIVER YOUR STOCK ELECTION FORM AND YOUR SHARE CERTIFICATES OR A PROPERLY COMPLETED NOTICE OF GUARANTEED DELIVERY. IF YOU WISH TO ELECT STOCK IN THE MERGER, WE ENCOURAGE YOU TO SUBMIT YOUR STOCK ELECTION FORM AND YOUR SHARE CERTIFICATES OR A PROPERLY COMPLETED NOTICE OF GUARANTEED DELIVERY PROMPTLY. YOU SHOULD NOTE THAT IF YOU VALIDLY ELECT STOCK, THE NUMBER OF NEW NISOURCE SHARES THAT YOU RECEIVE (SUBJECT TO PRORATION AND OTHER LIMITATIONS) AND THE MARKET VALUE OF THOSE SHARES WILL DEPEND ON THE AVERAGE CLOSING PRICE OF NISOURCE SHARES DURING THE 30 TRADING DAYS IMMEDIATELY PRECEDING THE SECOND TRADING DAY PRIOR TO COMPLETION OF THE MERGER. AS A RESULT, THE NUMBER AND THE MARKET VALUE OF THOSE SHARES WILL NOT BE KNOWN UNTIL THE DATE OF THE MERGER.

15
----------------------------------------------------

CAN I REVOKE OR CHANGE MY STOCK ELECTION IF I CHANGE MY MIND?

Yes. You may revoke your election by sending a written, signed (with a signature guarantee) revocation to the Exchange Agent, ChaseMellon Shareholder Services, L.L.C., before the election deadline. Please refer to the back of this Booklet for the address of the Exchange Agent. After the Exchange Agent receives your revocation, the Exchange Agent will return your share certificates to you.

You may change your election prior to the election deadline by submitting to the Exchange Agent before the election deadline a letter of instruction (with a signature guarantee) stating your decision to change your election. If your revised Stock Election Form covers more shares than the original Stock Election Form, you must submit stock certificates or a properly completed Notice of Guaranteed Delivery for any additional certificated shares.

                                        8
                                     ------

                           FREQUENTLY ASKED QUESTIONS

16
----------------------------------------------------

WHAT HAPPENS IF I DO NOT SEND IN MY STOCK ELECTION FORM?

If you do not respond, all your Columbia shares will be exchanged for cash and New NiSource SAILS in the merger.

17
----------------------------------------------------

WHAT HAPPENS IF I MISS THE ELECTION DEADLINE?

Missing the election deadline is the same as not responding -- you will receive cash and New NiSource SAILS in exchange for all your Columbia shares.

18
----------------------------------------------------

IF I DO NOT WISH TO RECEIVE ANY NEW NISOURCE STOCK IN THE MERGER, DO I NEED TO DO ANYTHING NOW?

No. IF YOU DO NOT WISH TO RECEIVE NEW NISOURCE STOCK IN THE MERGER, YOU SHOULD NOT TAKE ANY ACTION AT THIS TIME. You should not return the Stock Election Form to the Exchange Agent and you should not deliver your Columbia stock certificates at this time. After the completion of the merger, you will receive instructions on how to exchange your Columbia shares for cash and SAILS.

19
----------------------------------------------------

WILL COLUMBIA STOCK CONTINUE TO TRADE UNTIL THE EFFECTIVE TIME OF THE MERGER?

Yes. Columbia stock will continue to trade on the New York Stock Exchange during the election period and until the effective time of the merger. However, once you send your share certificates to the Exchange Agent, you will not be able to trade them unless and until you revoke your election as described in the response to question 15.

20
----------------------------------------------------

WHEN CAN I EXPECT TO RECEIVE MY NEW STOCK AND/OR MY CASH AND SAILS?

Please allow three to four weeks after completion of the merger to receive a statement notifying you of the issuance of your new shares in non-certificated direct registration form. However, as soon as the merger closes, you will be entitled to all the rights of a record holder of New NiSource shares, including the right to receive any dividends declared after the merger.

If any of your Columbia shares are not covered by a valid stock election, after completion of the merger, you will receive additional information and instructions for exchanging those shares for cash and SAILS.

                                        9
                                     ------

                           FREQUENTLY ASKED QUESTIONS

21
----------------------------------------------------

IN WHAT FORM WILL THE NEW NISOURCE SHARES BE ISSUED?

The New NiSource shares will be issued initially in non-certificated direct registration form. Non-certificated direct registration form means that your shares are recorded as held in your name on the books of New NiSource, but no share certificates are issued. If you wish to receive share certificates for any New NiSource shares issued to you in the merger, you can request share certificates from ChaseMellon Shareholder Services, L.L.C. after you receive the statement notifying you of the issuance of your shares.

22
----------------------------------------------------

HOW DO I KNOW IF I HAVE STOCK CERTIFICATES OR SHARES HELD IN THE COLUMBIA DRP? HOW MANY SHARES DO I OWN?

SECTION 1 (About You and Your Shares) of the Stock Election Form gives a break-down of your direct holdings by certificates and Columbia DRP account. The number of shares you own on our records is the sum of your certificated shares plus any Columbia DRP shares. Any shares that you own that are held for you by a third party, such as a broker or an administrator of an Employee Savings Plan, do not appear on this form. You should receive separate instructions from your broker or Savings Plan Administrator regarding those shares. The total number of shares you own is the sum of your shares on our records plus any shares that are held for you by a third party. Also see question 6.

23
----------------------------------------------------

I DO NOT HAVE CERTIFICATES. I ONLY HAVE SHARES HELD IN THE COLUMBIA DRP. IF I WISH TO RECEIVE STOCK IN THE MERGER, DO I NEED TO MAKE A STOCK ELECTION?

Yes. In order to elect stock in the merger, you must make an election on any shares owned -- either in certificated form or in a Columbia DRP account. Your election options are detailed in SECTION 2 (Stock Election and Required Signatures) of the Stock Election Form. However, if all your shares are in the Columbia DRP, you do not have to surrender any stock certificates with your Stock Election Form.

24
----------------------------------------------------

HOW WILL MY COLUMBIA DRP ACCOUNT BE TREATED?

If you receive New NiSource shares in exchange for your shares held in a Columbia DRP account, you will automatically be enrolled in the New NiSource Automatic Dividend Reinvestment and Share Purchase Plan, which we refer to as the New NiSource DRP, unless you instruct

                                       10
                                     ------

                           FREQUENTLY ASKED QUESTIONS

otherwise on the Stock Election Form. If you do not receive New NiSource shares in exchange for your Columbia shares held in a Columbia DRP account, you will receive cash and SAILS in exchange for those shares after completion of the merger.

25
----------------------------------------------------

CAN I WITHDRAW FROM DIVIDEND REINVESTMENT?

Yes. If you elect to receive New NiSource stock in the merger in exchange for your shares held in the Columbia DRP but do not wish to be enrolled in the New NiSource DRP, check the box in SECTION 2 (Stock Election and Required Signatures) of the Stock Election Form under "Columbia Stockholder Purchase Plan ("Columbia DRP") Participant." You will be withdrawn from dividend reinvestment, and your shares of New NiSource stock will be issued to you in non-certificated direct registration form after completion of the merger. Also see question 21.

26
----------------------------------------------------

WILL THERE BE A SUSPENSION OF COLUMBIA DRP ACTIVITY?

Yes. All Columbia DRP participants have been notified of a suspension of the Columbia DRP. The notice described the suspension, as of August 15, 2000, of voluntary cash payments and further dividend reinvestment.
27
----------------------------------------------------

MUST I SEND IN MY STOCK CERTIFICATES AT THIS TIME?

If you wish to elect to receive New NiSource shares in exchange for any of your Columbia shares, the Exchange Agent must receive the certificates for those Columbia shares (except shares held in the Columbia DRP) or a properly completed Notice of Guaranteed Delivery with your Stock Election Form before the election deadline.

If you are not electing stock and wish to receive cash and SAILS for all your Columbia shares, you should not deliver your certificates at this time. After completion of the merger, you will receive instructions for delivering your share certificates in exchange for cash and SAILS.

28
----------------------------------------------------

I WANT TO ELECT NEW NISOURCE STOCK BUT I CANNOT SUBMIT MY COLUMBIA STOCK CERTIFICATES BEFORE THE ELECTION DEADLINE. CAN I STILL ELECT STOCK?

Yes. If you want to elect stock, but you cannot deliver your Columbia certificates before the election deadline, you can submit a properly completed Notice of Guaranteed Delivery with your Stock Election Form. The Notice of Guaranteed

                                       11
                                     ------

                           FREQUENTLY ASKED QUESTIONS

Delivery is the light blue form included with these Stock Election Materials. It allows your broker, bank or trust company to certify that it has your stock certificates and will deliver them to the Exchange Agent no later than two business days after the election deadline. If the Exchange Agent receives your Stock Election Form with a properly completed Notice of Guaranteed Delivery before the election deadline, but does not receive your Columbia certificates by the second business day after the election deadline, you will receive cash and SAILS in exchange for those shares.

29
----------------------------------------------------

WHAT IF I CANNOT LOCATE MY STOCK CERTIFICATES?

Complete SECTION 2 (Stock Election and Required Signatures) of the Stock Election Form. Then call ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258 to request an affidavit of loss with regard to the certificates you cannot locate. In the affidavit of loss you certify that those Columbia certificates that you are missing are indeed lost or destroyed and that no other person has any right, title, claim or interest in the missing certificates. If you submit this affidavit, you will be required to post a bond in a reasonable amount as indemnity against any claim that may be made against NiSource, Columbia or ChaseMellon Shareholder Services, L.L.C. with respect to the missing certificates.

30
----------------------------------------------------

HOW SHOULD I SEND IN MY SIGNED DOCUMENTS AND STOCK CERTIFICATES?

An envelope addressed to our Exchange Agent, ChaseMellon Shareholder Services, L.L.C., is enclosed with this package. If you wish to elect to receive New NiSource stock in the merger, please use this envelope to return your Stock Election Form, your stock certificates or a properly completed Notice of Guaranteed Delivery and any additional documentation that may be required to complete your election. If you do not have the envelope, please return all requested documentation to:

CHASEMELLON SHAREHOLDER SERVICES L.L.C., ATTN: REORGANIZATION DEPARTMENT, AS
FOLLOWS:

By Mail:

Post Office Box 3343
South Hackensack, NJ 07606

By Hand:

120 Broadway, 13th Floor
New York, NY 10271, or

By Overnight Delivery:

85 Challenger Road, Mail Drop-Reorg
Ridgefield Park, NJ 07660.

                                       12
                                     ------

                           FREQUENTLY ASKED QUESTIONS

We are not responsible for lost certificates. If you are mailing stock certificates with your Stock Election Form, we recommend that you use Registered and Insured Mail, Return Receipt Requested. DO NOT RETURN ANY ELECTION DOCUMENTS OR STOCK CERTIFICATES TO NISOURCE OR COLUMBIA.

31
----------------------------------------------------

ARE THERE ANY FEES ASSOCIATED WITH THE EXCHANGE?

There are no fees associated with the exchange unless you need to replace missing stock certificates. If your certificate is lost, see SECTION 5 (Lost, Stolen or Destroyed Certificate(s)) of the instructions at page 22 of this Booklet.

32
----------------------------------------------------

HOW DO I CHANGE MY ADDRESS?

Cross out any incorrect address information that is printed in SECTION 1 (About You and Your Shares) of the Stock Election Form. Write the correct address in the space beside the printed information.

33
----------------------------------------------------

WHAT DO I DO IF:

-  I want to change the name on my account?

-  I want my shares delivered to someone else?

-  the owner or co-owner is deceased?

Complete SECTION 3 (Special Transfer or Payment Instructions) of the Stock Election Form in order to transfer the shares to someone else. For more information, please refer to the instructions for completing that section at page 17 of this Booklet.

34
----------------------------------------------------

WHO DO I CALL IF I HAVE ADDITIONAL QUESTIONS OR NEED MORE INFORMATION?

You may contact the Exchange Agent, ChaseMellon Shareholder Services, L.L.C., at 1-800-685-4258.

                                       13
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

            These instructions are for the accompanying Stock Election Form for registered shareholders of Columbia Energy Group and for participants in the Columbia Stockholder Purchase Plan, often referred to as the Columbia Dividend Reinvestment Plan (the "Columbia DRP"). All elections are subject to the merger agreement that was furnished to shareholders as part of the Joint Proxy Statement/ Prospectus dated April 24, 2000. The Joint Proxy Statement/Prospectus can be accessed on our web sites at www.nisource.com and www.columbiaenergygroup.com, and copies are available upon request to the address or phone number on the back cover of this Booklet.

            Under the terms of the merger agreement, New NiSource may not be able to honor all stock elections in full. New NiSource intends to honor valid elections to the maximum extent possible. If you want to receive New NiSource shares in the merger, YOU MUST correctly complete, sign and return the Stock Election Form along with your Columbia stock certificates for all the shares you are electing to exchange for New NiSource shares or a properly completed Notice of Guaranteed Delivery (certificates are not required for shares held in a Columbia DRP account) before the election deadline. Please use the enclosed envelope, addressed to ChaseMellon Shareholder Services, L.L.C. If some of your stock is held by the administrator of an Employee Savings Plan or by a broker, bank or other nominee, please wait for instructions from them on how to make an election as to those shares.

            Please note that if you do not make a proper stock election by the election deadline, you will receive the cash and SAILS consideration for your Columbia shares.


1-------------------------------------------------------------------------------
ABOUT YOU AND YOUR SHARES

This section shows the name in which your account is registered and the number of shares owned. We have indicated the number of shares you hold in certificated form and the number of shares you hold through the Columbia DRP.

Any shares you hold through a third party, such as a broker or the administrator of an Employee Savings Plan, are not reflected here.

                                       14
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

Cross out any incorrect address information that is printed in this section. Write the correct address in the space beside the printed information. If any of your Columbia stock certificates have been lost, stolen or destroyed, please call ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258 to request an affidavit of loss with regard to the certificates you cannot locate. Please act promptly.

2-------------------------------------------------------------------------------
STOCK ELECTION AND REQUIRED SIGNATURES

YOU MUST COMPLETE THIS SECTION FOR YOUR ELECTION TO BE VALID.

MAKING YOUR ELECTION
The terms of the merger agreement allow you to elect to receive New NiSource shares in exchange for your Columbia shares instead of receiving cash and New NiSource SAILS. If you wish to make a stock election, you must select one of the following two options:

1. EXCHANGE ALL OF YOUR COLUMBIA SHARES FOR NEW NISOURCE SHARES. Subject to proration and other limitations described in the Joint Proxy Statement/Prospectus, for each of your Columbia shares, you will receive a number of New NiSource shares equal to $74 divided by the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to completion of the merger, but not more than
   4.4848 shares. Therefore, if the average price is less than $16.50, the aggregate market value of the shares received, measured on the same basis, will be less than $74 per Columbia common share.

2. EXCHANGE A PORTION OF YOUR COLUMBIA SHARES FOR NEW NISOURCE SHARES. You may choose to exchange some but not all of your Columbia shares for New NiSource shares at the exchange ratio described in Option 1 above. IF YOU ELECT THIS OPTION, YOU MUST FILL IN THE BLANK IN OPTION 2 WITH THE NUMBER OF COLUMBIA SHARES YOU WOULD LIKE TO EXCHANGE FOR NEW NISOURCE SHARES. The balance of your Columbia shares will be exchanged for cash and New NiSource SAILS.

   NOTE: IF YOU CHOOSE THIS OPTION AND YOU HAVE BOTH STOCK CERTIFICATES AND SHARES HELD IN THE COLUMBIA DRP, YOUR SHARES HELD IN THE COLUMBIA DRP WILL BE EXCHANGED TO COVER THE STOCK ELECTION BEFORE YOUR CERTIFICATED SHARES.

                                       15
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

If you wish to elect stock in the merger, you must select one, but only one, of these options. Regardless of the option you choose, you must deliver ALL of the certificates representing the Columbia shares you are electing to exchange for New NiSource shares or a properly completed Notice of Guaranteed Delivery with respect to those certificates along with the Stock Election Form. Fill in the blank directly below Options 1 and 2 labeled "Total Number of Certificated Shares Enclosed" with the number of certificated Columbia shares you are enclosing. You do not have to deliver certificates for shares held through the Columbia DRP. If you cannot find all of your certificates, please follow the instructions in SECTION 5 (Lost, Stolen or Destroyed Certificate(s)) of the Stock Election Form.

COLUMBIA DRP PARTICIPANTS
If you hold all your Columbia shares through the Columbia DRP and you wish to receive New NiSource stock in exchange for all or a portion of your Columbia shares, you must still complete the Stock Election Form. If you are currently enrolled in the Columbia DRP and you receive New NiSource shares for the Columbia shares you hold in the Columbia DRP, unless you indicate otherwise, you will automatically be enrolled in the New NiSource Automatic Dividend Reinvestment and Share Purchase Plan (the "New NiSource DRP"). If you have elected any New NiSource shares under Option 1 or 2 above and DO NOT wish to enroll in the New NiSource DRP, you should check the box under "Columbia Stockholder Purchase Plan ("Columbia DRP") Participant" in this Section, and you will receive your New NiSource shares in non-certificated direct registration form after completion of the merger.

                                       16
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM
--------------------------------------------------------------------------------
                                    IMPORTANT

 We cannot guarantee that you will receive your election choice. If Columbia shareholders elect stock for more than 30% of the total outstanding Columbia common shares, the number of Columbia shares converted into New NiSource shares will be prorated. In that case, even if you make a valid stock election, only a portion of your Columbia shares will be exchanged for New NiSource shares. The remainder of your Columbia shares will be exchanged for cash and New NiSource SAILS.

 Additionally, unless Columbia shareholders elect stock for at least 10% of Columbia's outstanding shares, all Columbia shareholders will receive cash and SAILS and no one will receive New NiSource shares. In that case, even if you make a valid stock election, you will receive cash and SAILS in exchange for all your Columbia shares and you will receive no New NiSource shares.

 Finally, fractional common shares will not be issued in the merger. Instead, you will be paid cash for fractional shares based on the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to completion of the merger.
--------------------------------------------------------------------------------
SIGNING THE STOCK ELECTION FORM

Signing the Stock Election Form authorizes the Exchange Agent to accomplish the exchange. ALL INDIVIDUALS LISTED ON THE SHARE CERTIFICATE(S) AND THE ACCOUNT MUST SIGN THIS SECTION OF THE STOCK ELECTION FORM. Please be sure to include your daytime phone number in case the Exchange Agent needs to contact you. If you are a trustee, executor, administrator, corporate officer or someone else who is acting on behalf of a shareholder and your name is not printed in SECTION 1 (About You and Your Shares) of the Stock Election Form, you must sign the Stock Election Form (with a signature guarantee), write your full title and send us proper evidence of your authority to exchange the shares. See SECTION 3 (Special Transfer or Payment Instructions) of the Stock Election Form for more detail.

W-9 CERTIFICATION

Certify that the Taxpayer Identification Number (TIN) printed in this section is correct. Even if you have previously furnished us with a TIN, Social Security Number or certification on Form W-9, YOU MUST CERTIFY this number again on the W-9 certification included in this SECTION 2 (Stock Election and Required Signatures).

CHANGING OR REVOKING YOUR ELECTION

You may revoke your election by filing a written revocation (with a signature guarantee) with the Exchange Agent before the election

                                       17
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

deadline. Please refer to the back of this Booklet for the address of the Exchange Agent. After the Exchange Agent receives your revocation, the Exchange Agent will return your share certificates to you.

You may change your election prior to the election deadline by submitting to the Exchange Agent before the election deadline a letter of instruction (with a signature guarantee) stating your decision to change your election. If your revised Stock Election Form covers more shares than the original Stock Election Form, you must submit stock certificates or a properly completed Notice of Guaranteed Delivery for any additional certificated shares.


3-------------------------------------------------------------------------------
SPECIAL TRANSFER OR PAYMENT INSTRUCTIONS

If you want your New NiSource shares registered in a name different from the name(s) printed in SECTION 1 (About You and Your Shares) of the Stock Election Form, you must complete this section.

First, print the name(s) and address of the person(s) receiving the shares in the space provided in SECTION 3 (Special Transfer or Payment Instructions) of the Stock Election Form. Then, refer to the procedures printed below for the requirements needed to make some of the most frequently requested types of registration changes. You should consult your tax advisor to determine the tax effect the registration change may have on you. The documents described below must accompany your certificate(s), if applicable, or a properly completed Notice of Guaranteed Delivery, and your Stock Election Form in order for us to honor your instructions.

TRANSFER OF OWNERSHIP TO ANOTHER INDIVIDUAL:

1. The shareholder whose name is printed in SECTION 1 (About You and Your Shares) of the Stock Election Form must sign the Stock Election Form and obtain a signature guarantee. If the account is in joint names, both owners must sign and have their signatures guaranteed. Signature(s) must be guaranteed by an officer of a commercial bank, trust company, credit union or savings and loan association who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. THE SIGNATURE OF A NOTARY PUBLIC IS NOT ACCEPTABLE.

2. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the Taxpayer Identification Number

                                       18
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

   (TIN) that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 at page 25 of this Booklet for more detailed information.

NAME CHANGE DUE TO MARRIAGE OR DIVORCE:

1. The shareholder whose name is printed in SECTION 1 (About You and Your Shares) of the Stock Election Form must sign the Stock Election Form and obtain a signature guarantee. If the account is in joint names, both owners must sign and have their signatures guaranteed. Signature(s) must be guaranteed by an officer of a commercial bank, trust company, credit union or savings and loan association who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. THE SIGNATURE OF A NOTARY PUBLIC IS NOT ACCEPTABLE.

2. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 at page 25 of this Booklet for more detailed information.

ONLY ONE PERSON'S NAME IS PRINTED IN SECTION 1 AND THAT PERSON IS DECEASED. YOU ARE THE EXECUTOR OR ADMINISTRATOR OF THE ESTATE:

1. Provide a certified (UNDER RAISED SEAL) copy of the Court Qualification appointing the legal representative (DATED WITHIN 60 DAYS OF THE DATE OF THE STOCK ELECTION MATERIALS).

2. You, as legal representative, must sign the Stock Election Form and obtain a signature guarantee by an officer of a commercial bank, trust company, credit union or savings and loan association who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. THE SIGNATURE OF A NOTARY PUBLIC IS NOT ACCEPTABLE.

3. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. If the account is being registered in the name of the estate and not an individual, a separate TIN is required. Please refer to the Instructions for Completing

                                       19
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

   Substitute Form W-9 at page 25 of this Booklet for more detailed information.

   NOTE: SOME STATES REQUIRE APPLICATION FOR AN INHERITANCE TAX WAIVER. THIS DEPENDS ON THE STATE IN WHICH THE DECEASED PERSON RESIDED. PLEASE CONTACT THAT STATE'S TAX DEPARTMENT FOR THE TAX WAIVER.

THE ACCOUNT IS A JOINT ACCOUNT AND ONE PERSON IS DECEASED. TRANSFERRING SHARES TO THE SURVIVOR ONLY:

1. Provide a certified (UNDER RAISED SEAL) copy of the death certificate.

2. The survivor must sign the Stock Election Form, but no signature guarantee is necessary.

3. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 at page 25 of this Booklet for more detailed information.

   NOTE: SOME STATES REQUIRE APPLICATION FOR AN INHERITANCE TAX WAIVER. THIS DEPENDS ON THE STATE IN WHICH THE DECEASED PERSON RESIDED. PLEASE CONTACT THAT STATE'S TAX DEPARTMENT FOR THE TAX WAIVER.

THE ACCOUNT IS A JOINT ACCOUNT AND ONE PERSON IS DECEASED. TRANSFERRING SHARES TO THE SURVIVOR AND ADDING A NAME TO THE ACCOUNT:

1. Provide a certified (UNDER RAISED SEAL) copy of the death certificate.

2. The survivor must sign the Stock Election Form and obtain a signature guarantee by an officer of a commercial bank, trust company, credit union or savings and loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. THE SIGNATURE OF A NOTARY PUBLIC IS NOT ACCEPTABLE.

3. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 at page 25 of this Booklet for more detailed information.

   NOTE: SOME STATES REQUIRE APPLICATION FOR AN INHERITANCE TAX

                                       20
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

   WAIVER. THIS DEPENDS UPON THE STATE IN WHICH THE DECEASED PERSON RESIDED. PLEASE CONTACT THAT STATE'S TAX DEPARTMENT FOR THE TAX WAIVER.

THE ACCOUNT IS A CUSTODIAL ACCOUNT AND THE MINOR HAS REACHED THE LEGAL AGE OF
MAJORITY:

IF THE REQUEST IS BEING MADE BY THE CUSTODIAN:

1. The custodian must sign the Stock Election Form and obtain a signature guarantee by an officer of a commercial bank, trust company, credit union or savings and loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. THE SIGNATURE OF A NOTARY PUBLIC IS NOT ACCEPTABLE.

2. Provide a certified (UNDER RAISED SEAL) copy of the birth certificate for the former minor.

3. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the former minor's Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The former minor must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 at page 25 of this Booklet for more detailed information.

IF THE REQUEST IS BEING MADE BY THE FORMER MINOR WHO HAS NOW REACHED THE AGE OF
MAJORITY:

1. The former minor must sign the Stock Election Form and obtain a signature guarantee by an officer of a commercial bank, trust company, credit union or savings and loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. THE SIGNATURE OF A NOTARY PUBLIC IS NOT ACCEPTABLE.

2. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the former minor's Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The former minor must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 at page 25 of this Booklet for more detailed information.

YOU WANT TO HAVE THE ACCOUNT REGISTERED IN THE NAME OF A TRUST:

1. The shareholder whose name is printed in SECTION 1 (About You and Your Shares) of the Stock Election Form must sign and

                                       21
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

   obtain a signature guarantee. If the account is in joint names, both owners must sign and have their signatures guaranteed. Signature(s) must be guaranteed by an officer of a commercial bank, trust company, credit union or savings and loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. THE SIGNATURE OF A NOTARY PUBLIC IS NOT ACCEPTABLE.

2. Provide a copy of the first and last pages of the trust agreement.

3. Complete the Substitute Form W-9 on the reverse side of the Stock Election Form by listing the Taxpayer Identification Number (TIN) that is to be used for tax reporting on the new account. The individual or entity whose TIN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 at page 25 of this Booklet for more detailed information.

   If your circumstances differ from those described above, please contact ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258 for instructions.


4-------------------------------------------------------------------------------
SPECIAL DELIVERY INSTRUCTIONS

New NiSource shares will initially be issued in non-certificated direct registration form. Please refer to the response to question 21 of the Frequently Asked Questions on page 8 of this Booklet for a description of non-certificated direct registration. You will receive a statement after the merger indicating the number of New NiSource shares issued to you.

Complete this section only if you want the shares resulting from your election to be issued to you, but you want the notification of that issuance delivered to an address other than the one that is printed in SECTION 1 (About You and Your Shares) of the Stock Election Form.

NOTE: YOUR ADDRESS OF RECORD WILL NOT BE AFFECTED BY COMPLETING THIS SECTION. IF YOU HAVE HAD A PERMANENT ADDRESS CHANGE, PLEASE NOTE IT IN SECTION 1 (ABOUT YOU AND YOUR SHARES) OF THE STOCK ELECTION FORM.

                                       22
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                            THE STOCK ELECTION FORM

5-------------------------------------------------------------------------------
LOST, STOLEN OR DESTROYED CERTIFICATES

Please refer to SECTION 1 (About You and Your Shares) of the Stock Election Form to see a listing of your certificates. If any of your Columbia stock certificates have been lost, stolen or destroyed, please call ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258 to request an affidavit of loss with regard to the certificates you cannot locate. In the affidavit of loss you certify that those certificates of Columbia that you are missing are indeed lost or destroyed and that no other person, firm, corporation, agency or government has any right, title, claim or interest in the missing certificates. In connection with submitting this affidavit, you will be required to post a bond in a reasonable amount as indemnity against any claim that may be made against NiSource, Columbia or ChaseMellon Shareholder Services, L.L.C. with respect to the missing certificates.

                                       23
                                     ------

                          INSTRUCTIONS FOR SUBMITTING
                            THE STOCK ELECTION FORM

Return the completed Stock Election Form with the stock certificate(s) for the Columbia shares you are electing to exchange for New NiSource shares, or a properly completed Notice of Guaranteed Delivery for those shares, using the enclosed envelope addressed to ChaseMellon Shareholder Services, L.L.C. The method of delivery of the Stock Election Form and accompanying stock certificate(s) is at your option and risk. We are not responsible for lost certificates and advise you to take precautions when sending your certificates in accordance with the stock election. IF YOU ARE MAILING STOCK CERTIFICATES, WE RECOMMEND REGISTERED AND INSURED MAIL, RETURN RECEIPT REQUESTED.

DO NOT SIGN YOUR STOCK CERTIFICATES.

Please do not return any exchange documents to NiSource or Columbia. RETURN THE STOCK ELECTION FORM ALONG WITH YOUR COLUMBIA CERTIFICATES (OR A PROPERLY COMPLETED NOTICE OF GUARANTEED DELIVERY) TO CHASEMELLON SHAREHOLDER SERVICES, L.L.C. using one of the methods indicated on the back cover of this Booklet. BEFORE YOU RETURN YOUR STOCK ELECTION FORM, MAKE SURE THAT YOU:

- mark one of the stock election options in SECTION 2 (Stock Election and Required Signatures) of the Stock Election Form,

- sign and date the Stock Election Form and include your daytime phone number in SECTION 2 (Stock Election and Required Signatures) of the Stock Election Form,

- verify the taxpayer identification number printed on the Stock Election Form and sign the W-9 certification in SECTION 2 (Stock Election and Required Signatures) of the Stock Election Form,

- include all your stock certificates for the Columbia shares you are electing to exchange for New NiSource stock or a properly completed Notice of Guaranteed Delivery along with the Stock Election Form (certificates are not required for shares held in a Columbia DRP account) in the enclosed envelope, and

- have signatures guaranteed if you completed SECTION 3 (Special Transfer or Payment Instructions).

NOTICE OF DEFECTS; RESOLUTIONS OF DISPUTES

NiSource, Columbia and the Exchange Agent have no obligation to notify you or anyone else that the Exchange Agent has not received your Stock Election Form or other documents or that the Stock Election Form you submitted has not been properly completed, and none of them will incur any liability for failure to give such notification. Any disputes regarding your election or the elections made by other Columbia

                                       24
                                     ------

shareholders (for instance, disputes about whether a Stock Election Form was received by the election deadline, whether any other time limits involved in the election process have been satisfied, whether stock certificates have been correctly submitted, and whether allocations and prorations for the merger have been correctly calculated) will be resolved by the Exchange Agent, and its decision will be final for all parties concerned. The Exchange Agent has the right to reject any and all Stock Election Forms and submissions of stock certificates which it determines are not in proper form or to waive, upon authorization of New NiSource, minor irregularities in any Stock Election Form or in the surrender of any certificate. Submissions of certificates will not be effective until all defects or irregularities that have not been waived by the Exchange Agent have been corrected. Please return your Stock Election Form to allow sufficient time to correct any possible deficiencies before the election deadline.

                                       25
                                     ------

                          INSTRUCTIONS FOR COMPLETING
                              SUBSTITUTE FORM W-9

(Section References are to the Internal Revenue Code)

PURPOSE OF FORM
We are required to file an information return with the IRS and, therefore, must get your correct taxpayer identification number (TIN) to report any proceeds you receive from the disposition of your Columbia shares. Use the Substitute Form W-9 on the reverse side of the Stock Election Form if you are a U.S. person (including a resident alien) to give your correct TIN to us, and when applicable to:
        (1) Certify the TIN you are giving is correct (or that you are waiting for a number to be issued),
        (2) Certify you are not subject to backup withholding, or
        (3) Claim exemption from backup withholding if you are an exempt payee.

        If you are a foreign person, you should use a Form W-8BEN (certificate of foreign status).

WHAT IS BACKUP WITHHOLDING?
Persons making certain payments to you must withhold and pay to IRS 31% of such payments under certain conditions. This is called "backup withholding." Payments that could be subject to backup withholding include interest, dividends and broker and barter exchange transactions. The exchange of Columbia shares in connection with the merger may also by subject to backup withholding.

        If you give us your correct TIN, make the appropriate certifications, and report all your taxable interest and dividends on your tax return, payments you receive will not be subject to backup withholding. Payments you receive will be subject to backup withholding if:
        (1) You do not furnish your TIN to us, or
        (2) You do not certify your TIN when required (see the Part III instructions regarding certification on page 27 for details), or
        (3) The IRS tells us that you furnished an incorrect TIN, or
        (4) The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
        (5) You do not certify to us that you are not subject to backup withholding under (3) above (for reportable interest and dividend accounts opened after 1983 only).
        Certain payees and payments are exempt from backup withholding. See Part II of these instructions on page 27.

PENALTIES
        FAILURE TO FURNISH TIN. If you fail to furnish your correct TIN to us, you are subject to a penalty of $50 for such failure unless your failure is due to reasonable cause and not to willful neglect.

                                       26
                                     ------

        CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a penalty of $500.

        CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

        MISUSE OF TINS. If we disclose or use TINs in violation of Federal law, we may be subject to civil and criminal penalties.

SPECIFIC INSTRUCTIONS

NAME. If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage, without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

        If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

SOLE PROPRIETOR. You must enter your individual name as shown on your social security card. You may enter your business, trade, or "doing business as" name on the business name line.

OTHER ENTITIES. Enter your business name as shown on required Federal tax documents. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or "doing business as" name on the business name line.

PART I -- TAXPAYER IDENTIFICATION NUMBER (TIN)
You must enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (TIN). Enter it on the social security number line. If you do not have an TIN, see How to get a TIN below.

        If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, using your EIN may result in unnecessary notices to us.

NOTE: See the chart on page 29 for further clarification of name and TIN combinations.

HOW TO GET A TIN.
If you do not have a TIN, you should apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Number Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an TIN, or Form SS-4, Application for Employer Identification Number to apply for an

                                       27
                                     ------

EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's web site at www.irs.gov.

        If you do not have a TIN, write "Applied For" on the line for the TIN, sign and date the form and give it to us. For interest and dividend payments, and certain payments made with respect to readily traded instruments, generally you will have 60 days to get a TIN and give it to the requester. Other payments are subject to backup withholding.

NOTE: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

PART II -- FOR PAYEES EXEMPT FROM BACKUP WITHHOLDING
Individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. For more information on exempt payees, see the separate Instructions for the Requester of Form W-9 which you can obtain from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS's web site at www.irs.gov.

        If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part I, write "Exempt" in Part II, and sign and date the form.

        If you are a nonresident alien or a foreign entity not subject to backup withholding, please give us a completed Form W-8BEN (certification of foreign status).

PART III -- CERTIFICATION
For a joint account, only the person whose TIN is shown in Part I should sign (when required).

(1) INTEREST, DIVIDEND, AND BARTER EXCHANGE ACCOUNTS OPENED BEFORE 1984 AND BROKER ACCOUNTS CONSIDERED ACTIVE DURING 1983. You must give your correct TIN, but you do not have to sign the certification.

(2) INTEREST, DIVIDEND, BROKER AND BARTER EXCHANGE ACCOUNTS OPENED AFTER 1983 AND BROKER ACCOUNTS CONSIDERED INACTIVE DURING 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to us, you must cross out item (2) in the certification before signing the form.

PRIVACY ACT NOTICE -- Section 6109 of the Internal Revenue Code requires you give your correct TIN to persons who must file information returns with IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or MSA. The IRS uses the

                                       28
                                     ------

numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states and the District of Columbia to carry out their tax laws.

        You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

                                       29
                                     ------

                     WHAT NAME AND NUMBER TO GIVE THE REQUESTER

----------------------------------------------------
                           GIVE THE NAME AND
 FOR THIS TYPE OF          SOCIAL SECURITY
 ACCOUNT:                  NUMBER OF:
----------------------------------------------------
 1. Individual             The individual
----------------------------------------------------
 2. Two or more            The actual owner of the
 individuals (joint        account OR, if combined
 account)                  funds, the first
                           individual on the
                           account(1)
----------------------------------------------------
 3. Custodian account of   The minor(2)
 a minor (Uniform Gift to
 Minors Act)
----------------------------------------------------
 4. a. The usual           The grantor-
 revocable savings trust   trustee (1)
 (grantor is also
 trustee)
----------------------------------------------------
   b. So-called trust      The actual owner(1)
 account that is not a
 legal or valid trust
 under state law
----------------------------------------------------
 5. Sole proprietorship    The owner (3)

----------------------------------------------------
 FOR THIS TYPE OF          GIVE THE NAME AND
 ACCOUNT:                  EMPLOYER IDENTIFICATION
                           NUMBER OF:
----------------------------------------------------
 6. Sole proprietorship    The owner(3)
----------------------------------------------------
 7. A valid trust,         Legal entity(4)
 estate, or pension trust
----------------------------------------------------
 8. Corporate              The corporation
----------------------------------------------------
 9. Association, club,     The organization
 religious, charitable,
 educational, or other
 tax-exempt organization
----------------------------------------------------
 10. Partnership           The partnership
----------------------------------------------------
 11. A broker or           The broker or nominee
 registered nominee
----------------------------------------------------
 12. Account with the      The public entity
 Department of
 Agriculture in the name
 of a public entity (such
 as a state or local
 government, school
 district, or prison)
 that receives
 agricultural program
 payments
----------------------------------------------------

(1) List first and circle the name of the person whose SSN you furnish. If only one person on a joint account has a SSN, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's SSN.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your SSN or EIN (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the TIN will be considered to be that of the first name listed.

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                          For Information (Toll Free):
                                 1-800-685-4258

                                    BY MAIL

                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                              Post Office Box 3343
                           South Hackensack, NJ 07606

                                    BY HAND

                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                                  120 Broadway
                                   13th Floor
                               New York, NY 10271

                             BY OVERNIGHT DELIVERY

                    ChaseMellon Shareholder Services, L.L.C.
                     85 Challenger Road -- Mail Drop-Reorg
                           Ridgefield Park, NJ 07660
                        Attn: Reorganization Department

                         NOTICE OF GUARANTEED DELIVERY
                   (NOT TO BE USED FOR SIGNATURE GUARANTEES)
                                       OF
                           SHARES OF COMMON STOCK OF
                             COLUMBIA ENERGY GROUP
                      PURSUANT TO THE STOCK ELECTION FORM

This form or a facsimile copy must be used to guarantee delivery of shares of common stock of Columbia Energy Group to the Exchange Agent if:

       (a) certificates for shares of common stock of Columbia Energy Group are not immediately available; or

       (b) the procedure for book-entry transfer cannot be completed on a timely basis; or

       (c) certificates for shares of common stock of Columbia Energy Group cannot be delivered to the Exchange Agent prior to 5:00 p.m., New York City time, on the second business day before the effective time of the merger (the "Election Deadline").

       This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent.

                             THE EXCHANGE AGENT IS:
                    ChaseMellon Shareholder Services, L.L.C.

         BY MAIL:               BY HAND DELIVERY:         BY OVERNIGHT DELIVERY:
Reorganization Department         Reorganization          85 Challenger Road --
   Post Office Box 3343             Department              Mail Drop - Reorg
   South Hackensack, NJ            120 Broadway         Ridgefield Park, NJ 07660
          07606                     13th Floor          Attn: Reorganization Dept.
                                New York, NY 10271

                           BY FACSIMILE TRANSMISSION:
                                 (201) 296-4293

                   CONFIRM RECEIPT OF FACSIMILE BY TELEPHONE:
                                 (201) 296-4860

       Delivery of this form to an address other than as set forth above or transmission of this form by a facsimile number other than as set forth above does not constitute valid delivery.

       This form is not to be used to guarantee signatures. If a signature on the Stock Election Form is required to be guaranteed, the signature guarantee must appear in the applicable space provided in the signature box on the Stock Election Form.

Ladies and Gentlemen:

       The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Stock Election Form and related instructions, receipt of which is hereby acknowledged, the number of shares of Columbia Energy Group common stock specified below pursuant to the guaranteed delivery procedure set forth below.
--------------------------------------------------------------------------------

                                                      / SIGN HERE /

(Please type or print)

Certificate Nos. (if available):----        ------------------------------------


------------------------------------        ------------------------------------
                                                        Signature(s)
Number of shares:
                 -------------------        Dated:
                                                  ------------------------------
------------------------------------
              Name(s)                       If shares will be delivered by book-
                                            entry transfer, fill in the
------------------------------------        applicable account number, below:
              Address
                                            The Depository Trust Company
------------------------------------
                                            DTC Account Number:
------------------------------------                           -----------------
Area Code(s) and Telephone Number(s)
                                            Transaction Code Number:
                                                                    ------------

GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, the Exchange Agent must receive a properly completed Stock Election Form, accompanied by certificates representing shares of Columbia Energy Group common stock currently held by you (or a properly completed Notice of Guaranteed Delivery, as described below), by the Election Deadline. Persons whose certificates are not immediately available also may make an election by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States and submitting it, together with a duly completed Stock Election Form, to the Exchange Agent by the Election Deadline. The validity of this election is subject to the condition that the certificates, the delivery of which is hereby guaranteed, are delivered to the Exchange Agent no later than 5:00 p.m., New York City time, on the second business day after the Election Deadline (the "Guaranteed Delivery Deadline").

If the Exchange Agent does not receive a properly completed Stock Election Form, accompanied by the necessary certificates, by the Election Deadline (unless a Notice of Guaranteed Delivery, accompanied by a properly completed Stock Election Form, has been properly completed and delivered by the Election Deadline and certificates described in the Notice of Guaranteed Delivery are received by the Exchange Agent by the Guaranteed Delivery Deadline), the shareholder will be deemed to have not properly made a stock election and the shareholder will receive in the merger the cash and SAILS consideration in exchange for all of his or her shares of Columbia Energy Group common stock.

                               DELIVERY GUARANTEE
                   (NOT TO BE USED FOR A SIGNATURE GUARANTEE)

     THE UNDERSIGNED, A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS AN "ELIGIBLE GUARANTOR INSTITUTION," AS SUCH TERM IS DEFINED IN RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN "ELIGIBLE INSTITUTION"), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED INTO THE EXCHANGE AGENT'S ACCOUNT AT THE DEPOSITORY TRUST COMPANY, NO LATER THAN THE GUARANTEED DELIVERY DEADLINE.

     The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver certificates representing shares of Columbia Energy Group common stock to the Exchange Agent no later than the Guaranteed Delivery Deadline. Failure to do so could result in a financial loss to such Eligible Institution.

Authorized Signature:
                     -----------------------------------------------------------

NAME:
     ---------------------------------------------------------------------------
(Please Print)

TITLE:
      --------------------------------------------------------------------------

NAME OF FIRM:
             -------------------------------------------------------------------

ADDRESS (including zip code): --------------------------------------------------

--------------------------------------------------------------------------------

AREA CODE AND TELEPHONE NUMBER:
                               ------------------------------------------

DATE:
     ----------------------------------------

                              ELECTION INFORMATION
--------------------------------------------------------------------------------
THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THE SECOND BUSINESS DAY BEFORE THE EFFECTIVE TIME OF THE MERGER. THE COMPANIES ANTICIPATE THE EFFECTIVE TIME WILL OCCUR IN LATE OCTOBER 2000. ONCE WE HAVE DETERMINED THE EFFECTIVE TIME AND THE ELECTION DEADLINE, WE WILL ANNOUNCE THOSE DATES IN A PRESS RELEASE, ON OUR WEB SITES AT WWW.NISOURCE.COM AND WWW.COLUMBIAENERGYGROUP.COM AND IN A FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY ALSO OBTAIN UP-TO-DATE INFORMATION REGARDING THE ELECTION DEADLINE BY CALLING THE EXCHANGE AGENT AT 1-800-685-4258.
--------------------------------------------------------------------------------

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

       NiSource Inc. and Columbia Energy Group have agreed to merge. Shareholders of both companies have approved the merger of the two companies. The merger has also received most of the required regulatory approvals, and we anticipate receiving the balance in the near future.

       Under the terms of the Merger Agreement, which are more fully explained in the Joint Proxy Statement/Prospectus dated April 24, 2000, Columbia shareholders may elect to exchange all or a portion of their Columbia shares for common stock of a newly formed holding company, currently named "New NiSource Inc.," which will own Columbia and NiSource's operating companies after the merger. If Columbia shareholders do not elect to receive New NiSource shares, they will receive, for each of their Columbia shares, $70 in cash and $2.60 stated amount of New NiSource SAILS.* A SAILS is a unit consisting of a zero coupon debt security and a forward equity contract. Columbia shareholders who hold through you or your nominee may only elect to receive New NiSource shares by instructing you to complete and deliver the enclosed Stock Election Form and their stock certificates. IF THEY DO NOT INSTRUCT YOU TO COMPLETE AND DELIVER A VALID STOCK ELECTION FORM, THEY WILL RECEIVE CASH AND NEW NISOURCE SAILS AS DESCRIBED ABOVE.

       For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

            1) a Stock Election Form, which includes a Substitute Form W-9 (facsimile copies of the Stock Election Form may be used to surrender shares),

------------------------------------
* "SAILS(SM)" and "Stock Appreciation Income Linked Securities(SM)" are service marks of Credit Suisse First Boston Corporation.

            2) a Notice of Guaranteed Delivery to be delivered with the completed Stock Election Form if none of the procedures for delivering the necessary certificates representing Columbia common shares can be completed before the Election Deadline,

            3) a proposed client letter which you may wish to use to obtain instructions from your clients and

            4) Frequently Asked Questions regarding the merger, which you may wish to distribute to your clients.

YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE.

       For an election to be valid, the Exchange Agent, ChaseMellon Shareholder Services, L.L.C. must receive a duly executed and properly completed Stock Election Form (or facsimile thereof), including any required signature guarantees or other documents, together with certificate(s) representing surrendered shares or timely confirmation of their book-entry transfer before the Election Deadline. Shareholders whose certificate(s) are not immediately available or who cannot deliver such certificate(s) to the Exchange Agent, or cannot complete the procedures for book-entry transfer, prior to the Election Deadline must surrender their shares according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery.

       No fees or commissions will be payable by NiSource, New NiSource, Columbia or any officer, director, shareholder, agent or other representative of NiSource, New NiSource or Columbia to any broker, dealer or other person for soliciting surrender of shares pursuant to the election (other than fees paid to the Exchange Agent and the Information Agent (also ChaseMellon Shareholder Services, L.L.C.) for their services in connection with the election and exchange process).

       Any inquiries you may have with respect to the election should be addressed to ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258. Additional copies of the enclosed materials may be obtained at the same address and telephone number.

NISOURCE INC.                             COLUMBIA ENERGY GROUP

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF NISOURCE, NEW NISOURCE OR COLUMBIA, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE ELECTION OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                              ELECTION INFORMATION
------------------------------------------------------------------------------
THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THE SECOND BUSINESS DAY BEFORE THE EFFECTIVE TIME OF THE MERGER. THE COMPANIES ANTICIPATE THE EFFECTIVE TIME WILL OCCUR IN LATE OCTOBER 2000. ONCE THEY HAVE DETERMINED THE EFFECTIVE TIME AND THE ELECTION DEADLINE, THEY WILL ANNOUNCE THOSE DATES IN A PRESS RELEASE, ON THEIR WEB SITES AT WWW.NISOURCE.COM AND WWW.COLUMBIAENERGYGROUP.COM AND IN A FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY ALSO OBTAIN UP-TO-DATE INFORMATION REGARDING THE ELECTION DEADLINE BY CALLING THE EXCHANGE AGENT AT 1-800-685-4258.
------------------------------------------------------------------------------

To Our Clients:

       NiSource Inc. and Columbia Energy Group have agreed to merge. Shareholders of both companies have approved the merger of the two companies. The merger has also received most of the required regulatory approvals, and the companies anticipate receiving the balance in the near future.

       Under the terms of the merger agreement, which are more fully explained in the Joint Proxy Statement/Prospectus dated April 24, 2000, Columbia shareholders may elect to exchange all or a portion of their Columbia shares for common stock of a newly formed holding company, currently named "New NiSource Inc.," which will own Columbia and NiSource's operating companies after the merger. If you do not elect to receive New NiSource shares in exchange for your Columbia shares as described below, you will receive, for each of your Columbia shares, $70 in cash and $2.60 stated amount of New NiSource SAILS.* A SAILS is a unit consisting of a zero coupon debt security and a forward equity contract. You may only elect to receive New NiSource shares in exchange for your Columbia shares held by us by completing and delivering the enclosed Stock Election instructions. IF YOU DO NOT COMPLETE AND DELIVER VALID STOCK ELECTION INSTRUCTIONS, YOU WILL RECEIVE CASH AND NEW NISOURCE SAILS FOR ALL OF YOUR SHARES AS DESCRIBED ABOVE.

       The election options are as follows:

            1. EXCHANGE ALL OF YOUR COLUMBIA SHARES FOR NEW NISOURCE SHARES. For each of your Columbia shares, you will receive a number of New NiSource common shares equal to $74 divided by the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to completion of the merger, but not more than 4.4848 shares. Therefore, if the average price is less than $16.50, the aggregate market value of the

------------------------------------

* "SAILS(sm)" and "Stock Appreciation Income Linked Securities(sm)" are service marks of Credit Suisse First Boston Corporation.

                  shares received, measured on the same basis, will be less than $74 per Columbia common share.

            2. EXCHANGE A PORTION OF YOUR COLUMBIA SHARES FOR NEW NISOURCE SHARES. You may choose to exchange some but not all of your Columbia shares for New NiSource shares at the exchange ratio described in Option 1 above. Fill in the blank in Option 2 with the number of Columbia shares you would like to exchange for New NiSource shares. The balance of your Columbia shares will be exchanged for cash and SAILS as described above.

       Elections are subject to proration and other conditions, as described below.

BECAUSE WE ARE THE HOLDER OF RECORD FOR YOUR SHARES, ONLY WE CAN MAKE AN ELECTION FOR YOUR SHARES IN ACCORDANCE WITH YOUR INSTRUCTIONS. PLEASE INSTRUCT US HOW TO EXCHANGE YOUR SHARES. IF YOU DO NOT INSTRUCT US TO MAKE THE STOCK ELECTION, WE WILL NOT MAKE AN ELECTION FOR YOU AND YOU WILL RECEIVE CASH AND NEW NISOURCE SAILS IN EXCHANGE FOR ALL YOUR COLUMBIA SHARES.

PLEASE NOTE THE FOLLOWING:

- The election deadline will be at 5:00 p.m., New York City time, on the second business day prior to the effective time of the merger. Although the election deadline has not yet been determined, the companies anticipate the effective time will occur in late October 2000. Once the companies have publicly announced the election deadline, there will be only a brief period during which Columbia shareholders can deliver the necessary election documents. Therefore, it is imperative that we receive your instructions as soon as possible, in order to fulfill your instructions properly. WE ENCOURAGE YOU TO ADVISE US WITH YOUR INSTRUCTIONS PROMPTLY. YOU SHOULD NOTE THAT IF YOU VALIDLY ELECT STOCK, THE NUMBER OF NEW NISOURCE SHARES THAT YOU RECEIVE (SUBJECT TO PRORATION AND OTHER LIMITATIONS) AND THE MARKET VALUE OF THOSE SHARES WILL DEPEND ON THE AVERAGE CLOSING PRICE OF NISOURCE SHARES DURING THE 30 TRADING DAYS IMMEDIATELY PRECEDING THE SECOND TRADING DAY PRIOR TO COMPLETION OF THE MERGER. AS A RESULT, THE NUMBER AND THE MARKET VALUE OF THOSE SHARES WILL NOT BE KNOWN UNTIL THE DATE OF THE MERGER.

- If you miss our processing deadline and we are unable to comply with the election deadline as a result, you will receive cash and New NiSource SAILS for all your Columbia shares.

- The companies cannot guarantee that you will receive your election choice. If Columbia shareholders elect stock for more than 30% of the total outstanding Columbia common shares, the portion of Columbia shares converted into New NiSource shares will be prorated. In that case, even if your shares are covered by a valid stock election, only a portion of the Columbia shares covered by your election will be exchanged for New NiSource shares. The remainder of your Columbia shares will be exchanged for cash and New NiSource SAILS. Additionally, unless Columbia shareholders elect stock for at least 10% of Columbia's outstanding shares, all Columbia shareholders will receive cash and New NiSource SAILS and no one will receive New NiSource shares. In that case, even if your shares are covered by a valid stock election, you will receive cash and SAILS in exchange for all of your Columbia shares and you will receive no New NiSource shares.

- New NiSource will not issue fractional shares in the merger. Instead, New NiSource will pay cash for any fractional shares issued based on the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to completion of the merger.

- This stock election applies only to those shares of Columbia that we hold beneficially for you. If you hold Columbia shares directly, through the Columbia Stockholder Purchase Plan or through an Employee Savings Plan, you will receive additional stock election materials and will need to complete the Stock Election Form you receive in those materials in accordance with that form's instructions in order to make a valid stock election with respect to such shares.

- Because individual circumstances may differ, shareholders should consult their tax advisors to determine the tax effect to them of receiving New NiSource shares or cash and New NiSource SAILS, including the application and effect of foreign, state, local or other tax laws.

Please provide your signed instructions below:
------------------------------------------------------------------------------

                                 STOCK ELECTION

[ ] Exchange all Columbia shares for New NiSource common shares

[ ] Exchange  ______________ Columbia shares for New NiSource common
    shares       (number of shares)

IF YOU DO NOT MARK EITHER OPTION, OR IF YOU DO NOT RETURN THIS FORM TO US IN A TIMELY MANNER, YOU WILL RECEIVE CASH AND NEW NISOURCE SAILS IN EXCHANGE FOR ALL YOUR COLUMBIA SHARES IN THE MERGER.

Account Number
               --------------------------------------------------------------

----------------------------  ----------------------------  -------------------
 Signature of Accountholder    Signature of Accountholder     Daytime Phone,
                                   (if joint account)       including Area Code
------------------------------------------------------------------------------

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE ELECTING ACCOUNTHOLDER. IF DELIVERED BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE DELIVERY.

If you have any questions, please contact us or contact ChaseMellon Shareholder Services, L.L.C., directly at 1-800-685-4258.

                          THE NISOURCE-COLUMBIA MERGER
                           Frequently Asked Questions

1. WHEN WILL THE MERGER BE COMPLETED?

The companies have not yet scheduled a closing date, but they currently anticipate that the merger will become effective in late October 2000. The shareholders of both companies approved the merger in early June. The merger has also received most of the required regulatory approvals, and the companies anticipate receiving the balance in the near future.

2. WHAT STRUCTURE WILL THE COMPANIES USE TO COMPLETE THE MERGER?

Because the shareholders of both corporations approved the merger, it will be completed using the structure referred to as the "holding company structure" in the Joint Proxy Statement/Prospectus dated April 24, 2000. As a result, Columbia will become wholly owned by New NiSource, which will change its name to "NiSource Inc."

3. WHAT WILL I RECEIVE IN EXCHANGE FOR MY COLUMBIA SHARES IN THE MERGER?

Upon completion of the merger, each Columbia common share, except those subject to validly exercised appraisal rights, will be converted into the right to receive either:

THE CASH AND SAILS CONSIDERATION, consisting of:

-  $70 in cash; and

- $2.60 stated amount of a New NiSource SAILS(SM)*, which is a unit consisting of a zero coupon debt security and a forward equity contract; or

THE STOCK CONSIDERATION, consisting of the number of New NiSource common shares equal to $74 divided by the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to completion of the merger, but not more than 4.4848 shares. Therefore, if the average price is less than $16.50, the aggregate market value of the shares received, measured on the same basis, will be less than $74 per Columbia common share.

4. CAN I CHOOSE WHETHER I RECEIVE THE CASH AND SAILS CONSIDERATION OR THE STOCK CONSIDERATION?

Yes. You may elect to receive New NiSource stock for all or a portion of your Columbia shares, or you may choose not to elect stock for any of your shares.

Because we are the holder of record for your shares, only we can make an election for your shares in accordance with your instructions. Please instruct us how to exchange your shares. If you do not instruct us to make the stock election, we will not make an election for you and you will receive cash and New NiSource SAILS for all your Columbia shares.

------------------------------------
* "SAILS(SM)" and "Stock Appreciation Income Linked Securities(SM)" are service marks of Credit Suisse First Boston Corporation.

5. AM I GUARANTEED TO RECEIVE WHAT I ASK FOR ON THE STOCK ELECTION FORM?

No.

- If Columbia shareholders elect stock for more than 30% of the total outstanding Columbia common shares, the number of Columbia shares converted into New NiSource shares will be prorated. In that case, even if you make a valid stock election, only a portion of your Columbia shares will be exchanged for stock, and the rest will be exchanged for cash and New NiSource SAILS.

- Additionally, unless Columbia shareholders elect stock for at least 10% of Columbia's outstanding shares, all Columbia shareholders will receive the cash and SAILS consideration. In that case, even if you make a valid stock election, you will receive cash and SAILS in exchange for all your Columbia shares and would receive no New NiSource shares.

- Finally, instead of issuing fractional shares, New NiSource will pay cash based on the average closing price of NiSource common shares for the 30 trading days immediately preceding the second trading day prior to completion of the merger.

6. I HAVE RECEIVED TWO SETS OF STOCK ELECTION MATERIALS IN CONNECTION WITH THE STOCK ELECTION. DO I NEED TO COMPLETE BOTH OF THEM?

Yes. If you received two sets of Stock Election Materials, this indicates that, in addition to owning Columbia shares directly or participating in the Columbia DRP, you also own Columbia shares through a third party, such as a broker or the administrator of an Employee Savings Plan. Each set of Stock Election Materials is specific to the manner in which you own your Columbia shares. Failure to complete one of the Stock Election Forms means that no stock election will be made with respect to the shares to which that form applies, and you will receive the cash and SAILS consideration in exchange for those shares.

7. WHAT ARE SAILS?

Each SAILS is a unit consisting of a share purchase contract and a debenture. The share purchase contract represents your obligation to purchase common shares on the fourth anniversary of completion of the merger, and the debenture is pledged to secure that obligation. The terms of the SAILS are described in greater detail in the Joint Proxy Statement/Prospectus beginning on page 106.

SHARE PURCHASE CONTRACT
Under the share purchase contract, you will receive for each SAILS, on the fourth anniversary of the completion of the merger, the following number of New NiSource common shares:

- if the average closing price of the common shares on the New York Stock Exchange over a 30-day period before the fourth anniversary equals or exceeds $23.10, you will receive 0.1126 of a common share;

-  if the average closing price is less than $23.10 but greater than

   $16.50, you will receive a number of common shares equal to $2.60 divided by the average closing price; and

- if the average closing price is less than or equal to $16.50, you will receive 0.1576 of a common share.

The number of New NiSource common shares you will receive will be subject to anti-dilution adjustments. Because the combined company will issue only whole shares upon settlement of the share purchase contract, you will receive the value of any fractional share in cash.

DEBENTURE
The debenture that is initially part of each New NiSource SAILS will have a stated amount of $2.60. The debenture will not pay interest for the first four years after the merger.

SETTLEMENT OF PURCHASE CONTRACT; REMARKETING OF DEBENTURE
Unless you choose to make a cash payment of $2.60 to settle your purchase contract, at the fourth anniversary of the completion of the merger, your debenture that is pledged as collateral will be remarketed, your obligation to purchase will be fully satisfied, you will not need to pay any additional amount, and you will receive the common shares.

LIMITED VOTING RIGHTS OF THE SAILS
As a holder of SAILS, your only voting rights will be with respect to the modification of the purchase contracts or the debentures. You will not have any voting or other rights with respect to the common shares until you purchase them.

8. WILL I RECEIVE CERTIFICATES FOR THE SAILS I RECEIVE?

No. You will not be entitled to receive certificates representing the SAILS. Both the SAILS and any debentures that are separately traded will only be issued in book-entry form. For more information on book-entry issuance of the SAILS, please refer to pages 109-110 of the Joint Proxy Statement/ Prospectus.

9. WILL I HAVE TO PAY TAXES IF MY SHARES ARE EXCHANGED FOR CASH AND SAILS?

In most cases, an exchange for cash and SAILS will be treated as a taxable sale of your Columbia stock. If you receive SAILS, you also will be required to include in gross income your allocable share of the original issue discount that accrues with respect to the debentures included in your SAILS, even though you will receive no cash payment. The companies will not be able to determine the amount that you will have to include as taxable income until the SAILS are publicly traded after the merger. The tax consequences to you of the merger and of your ownership of SAILS will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your Columbia shares for cash and SAILS. You should also refer to the description of tax consequences beginning on page 87 of the Joint Proxy Statement/Prospectus.

10. WILL I HAVE TO PAY TAXES IF MY SHARES ARE EXCHANGED FOR NEW NISOURCE STOCK?

The exchange of Columbia shares for New NiSource shares will generally not result in a taxable gain or loss, except for cash received instead of fractional shares. (Of course, if you sell the New NiSource shares at a later date, it may result in a taxable gain or loss.) Because individual circumstances may differ, you should consult your tax advisor to determine the tax effect the exchange will have on you. You should also refer to the description of tax consequences beginning on page 87 of the Joint Proxy Statement/Prospectus.

11. WHAT RISKS ARE RELATED TO OWNING THE NEW NISOURCE SAILS?

The Joint Proxy Statement/ Prospectus sets forth on pages 25-26 a number of risks associated with the New NiSource SAILS. These risks include the following:

- The SAILS pay no interest, but holders of SAILS will be taxed as if they had received interest payments.

- The number of common shares received upon settlement of a SAILS will depend on New NiSource's future common share price; SAILS holders will bear the risk of a lower equity value.

- The number of common shares issuable upon settlement of a SAILS will be adjusted only for specified transactions.

-  SAILS holders have no shareholder rights.

-  The trading market for the SAILS is subject to uncertainties.

-  The SAILS do not contain certain restrictive covenants.

Most of the risks identified in the response to question 12 also apply to owning the SAILS.

12. WHAT RISKS ARE RELATED TO ELECTING SHARES OF NEW NISOURCE?

The Joint Proxy Statement/ Prospectus sets forth a number of risks associated with electing shares of the combined company, including the following:

- The companies may not be able to obtain required regulatory approvals in a timely manner or on satisfactory terms.

-  The combined company will be significantly more leveraged.

- New NiSource may not be able to sell assets or equity on a timely basis and on favorable terms.

- Columbia will be required to dispose of interests in four qualifying facilities.

- Columbia Shareholders may not receive the New NiSource shares that they elect.

- The companies may not achieve the expected cost savings, revenue enhancements and other benefits of the Merger.

- New NiSource will become subject to additional regulation following the merger.

-  Competitive and regulatory conditions.

- The number and value of New NiSource common shares issued to Columbia holders who elect stock will vary depending on the NiSource stock price prior to completion of the merger.

-  The market price for the New NiSource common shares is uncertain.

We urge you to refer to pages 19-25 of the Joint Proxy Statement/ Prospectus for a description of these risks.

13. WHEN IS MY STOCK ELECTION FORM DUE?

In order to elect New NiSource stock in the merger, your stock election and your Columbia stock certificates must be submitted to the Exchange Agent, ChaseMellon Shareholder Services, L.L.C., no later than 5:00 p.m., New York City time, on the second business day before the effective time of the merger. Although the companies have not yet determined the effective time and the election deadline, they currently anticipate that the effective time of the merger will occur in late October 2000. Once they have determined the effective time and the election deadline, they will provide that information in a press release, on their websites at www.nisource.com and www.columbiaenergygroup.com and in a filing with the Securities and Exchange Commission. You may also obtain up-to-date information regarding the election deadline by calling ChaseMellon Shareholder Services, L.L.C. at 1-800-685-4258.

NOTE: Once the companies have determined the effective time and the election deadline, there will only be a brief period of time for us to submit your stock election and your share certificates. IF YOU WISH TO ELECT STOCK IN THE MERGER, WE ENCOURAGE YOU TO SUBMIT YOUR INSTRUCTIONS TO US PROMPTLY. YOU SHOULD NOTE THAT IF YOU VALIDLY ELECT STOCK, THE NUMBER OF NEW NISOURCE SHARES THAT YOU RECEIVE (SUBJECT TO PRORATION AND OTHER LIMITATIONS) AND THE MARKET VALUE OF THOSE SHARES WILL DEPEND ON THE AVERAGE CLOSING PRICE OF NISOURCE SHARES DURING THE 30 TRADING DAYS IMMEDIATELY PRECEDING THE SECOND TRADING DAY PRIOR TO COMPLETION OF THE MERGER. AS A RESULT, THE NUMBER AND THE MARKET VALUE OF THOSE SHARES WILL NOT BE KNOWN UNTIL THE DATE OF THE MERGER.

14. WHAT HAPPENS IF I DO NOT SEND IN MY STOCK ELECTION FORM?

If you do not respond, we will not make a stock election for your shares and all your Columbia shares will be exchanged for cash and New NiSource SAILS in the merger.

15. WHAT HAPPENS IF I MISS THE ELECTION DEADLINE?

Missing the election deadline is the same as not responding -- you will receive cash and New NiSource SAILS in exchange for all your Columbia shares.

16. WILL COLUMBIA STOCK CONTINUE TO TRADE UNTIL THE EFFECTIVE TIME OF THE
MERGER?

Yes. Columbia stock will continue to trade on the New York Stock Exchange during the election period and until the effective time of the merger. However, once we send your share certificates to the Exchange Agent, we will not be able to trade them unless and until you revoke your election.

17. HOW DO I CHANGE MY ADDRESS?

Contact us in order to record an address change.

18. WHO DO I CALL IF I HAVE ADDITIONAL QUESTIONS OR NEED MORE INFORMATION?

You may contact us or contact ChaseMellon Shareholder Services directly at 1-800-685-4258.

                          ****************************






         These stock election materials contain certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these stock election materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stock election materials.

         In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding Company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource Inc. and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.






                          ****************************